Mail Stop 3561

September 3, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Leonardo Porciúncula Gomes Pereira, Chief Financial Officer
GOL Intelligent Airlines Inc.
Praça Comte Linneu Gomes, S/N Portaria 3
Jd. Aeroporto
São Paulo, Brazil 04626-020

   Re: **GOL Intelligent Airlines Inc.**
      Form 20-F for the year ended December 31, 2008
      Filed May 8, 2009
      File No. 001-32221

Dear Mr. Pereira:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

          Sincerely,

          Linda Cvrkel
          Branch Chief